UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6) *

AirMedia Group Inc.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title and Class of Securities)

009411109**

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	There is no CUSIP number assigned to the Ordinary Shares (as defined below) of the Issuer (as defined below). CUSIP number 009411109 has been assigned to the American Depositary Shares of the Issuer, which are quoted on The NASDAQ Global Select Market under the symbol “AMCN.” Each American Depositary Share represents two Ordinary Shares.

SCHEDULE 13G

CUSIP No. 009411109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Herman Man Guo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 19,505,980 Ordinary Shares[1]. Wealthy Environment Limited may also be deemed to have sole voting power with respect to 17,505,980 Ordinary Shares. (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 19,505,980 Ordinary Shares[1]. Wealthy Environment Limited may also be deemed to have sole voting power with respect to 17,505,980 Ordinary Shares. (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,505,980 Ordinary Shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.1% (See Item 4)
12	TYPE OF REPORTING PERSON IN

[1]	Includes (i) 16,105,980 Ordinary Shares of the Issuer held by Wealthy Environment Limited, (ii) 1,400,000 Ordinary Shares of the Issuer represented by American Depositary Shares held by Wealthy Environment Limited; and (iii) an option to acquire 2,000,000 Ordinary Shares held by Mr. Guo under the 2007 Share Incentive Plan of the Issuer. Such option will expire on July 2, 2017.

SCHEDULE 13G

CUSIP No. 009411109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Wealthy Environment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 17,505,980 Ordinary Shares[2]. Herman Man Guo may also be deemed to have sole voting power with respect to the above shares. (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 17,505,980 Ordinary Shares[2]. Herman Man Guo may also be deemed to have sole voting power with respect to the above shares. (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,505,980 Ordinary Shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7% (See Item 4)
12	TYPE OF REPORTING PERSON CO

[2]	Includes (i) 16,105,980 Ordinary Shares of the Issuer held by Wealthy Environment Limited, and (ii) 1,400,000 Ordinary Shares of the Issuer represented by American Depositary Shares held by Wealthy Environment Limited.

SCHEDULE 13G

CUSIP No. 009411109

Item 1(a).	Name of Issuer:

AirMedia Group Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

17/F, Sky Plaza

No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

People’s Republic of China

Item 2(a).	Name of Person Filing:

This Schedule 13G/A is being filed on behalf of Herman Man Guo and Wealthy Environment Limited (the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is 17/F. Sky Plaza. No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, People’s Republic of China.

Item 2(c).	Citizenship:

Herman Man Guo-People’s Republic of China

Wealthy Environment Limited-British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $ 0.001 per share (the “Ordinary Shares”)

American Depositary Shares, each representing two Ordinary Shares

Item 2(e).	CUSIP Number:

009411109 **

Item 3.	Not applicable

**	There is no CUSIP number assigned to the Ordinary Shares of the Issuer. CUSIP number 009411109 has been assigned to the American Depositary Shares of the Issuer, which are quoted on The NASDAQ Global Select Market under the symbol “AMCN.” Each American Depositary Share represents two Ordinary Shares.

SCHEDULE 13G

CUSIP No. 009411109

Item 4.	Ownership.

The following information with respect to the ownership of the Ordinary Shares of the Issuer, including Ordinary Shares represented by American Depositary Shares, by each of the Reporting Persons, is provided as of December 31, 2013:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shares power to dispose or to direct the disposition of
Herman Man Guo	19,505,980	16.1%	19,505,980	0	19,505,980	0
Wealthy Environment Limited	17,505,980	14.7%	17,505,980	0	17,505,980	0

As of December 31, 2013, Wealthy Environment Limited held 17,505,980 Ordinary Shares of the Issuer, including 1,400,000 Ordinary Shares represented by American Depositary Shares. Wealthy Environment Limited is wholly owned by Mr. Guo. Pursuant to Section 13(d) of the Act, Mr. Guo may be deemed to beneficially own all of the shares held by Wealthy Environment Limited. In addition, Mr. Guo has the right to acquire 2,000,000 Ordinary Shares upon exercise of options granted under the 2007 Share Incentive Plan of the Issuer, which option will expire in 2017.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SCHEDULE 13G

CUSIP No. 009411109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2014	HERMAN MAN GUO

/s/ Herman Man Guo

WEALTHY ENVIRONMENT LIMITED

	By:	/s/ Herman Man Guo
Herman Man Guo
Director

SCHEDULE 13G

CUSIP No. 009411109

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement